From:
Anurag Goel
CEO
Turant Inc.
12262 Goleta Ave.
Saratoga CA 95070

Date: May 4 2023

To:
Securities and Exchange Commission
Washington DC 20549

Dear Sir/Madam:

Attached is form C-AR Annual Report for Turant Inc. (CIK number: 0001952625). For any questions please contact:

Anurag Goel
Phone: 408-393-9025
Fax: 408-898-4863